UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A2

                    Under the Securities Exchange Act of 1934

                           Discovery Laboratories, Inc

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                February 12, 2002

                            (CUSIP Number: 254668106)

                                December 31, 2001
                       Date of event which requires filing

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                |_| Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

CUSIP No. 254668106                    13G/A                        Page 2 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Paramount Capital Asset Management, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          854,320
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       854,320
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    854,320
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 254668106                    13G/A                        Page 3 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Aries Select I LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          237,908
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       237,908
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    237,908
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0.9%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 254668106                    13G/A                        Page 4 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Aries Select, Ltd.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          616,412
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       616,412
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    616,412
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    2.3%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO (see Item 2)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 254668106                    13G/A                        Page 5 of 10
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lindsay A. Rosenwald, M.D.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       1,426,522(1)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          854,320
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,426,522(1)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       854,320
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,281,220(1)
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.2%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

----------
(1) 168,802 shares of Common Stock and Warrants to purchase (a) 30,664 shares of Common Stock and (b) 78,798 shares of Series B Preferred Stock, stated value $10.00, which shares of Preferred Stock are convertible into 245,324 shares of Common Stock, owned directly by Dr. Rosenwald; and 1,001,732 shares of Common Stock owned by RAQ, LLC, of which Dr. Rosenwald is the sole proprietor.

ITEM 1(a).     NAME OF ISSUER:

               Discovery Laboratories, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  350 South Main Street
                  Suite 307
                  Doylestown, PA 18901

ITEM 2(a)      NAME OF PERSON FILING:

               This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Select I LLC. ("Select I"), Aries Master Fund II, a Cayman Island exempted company ("Select Ltd") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald" and collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

               Dr. Rosenwald is an investment banker, venture capitalist, fund manager and sole stockholder of Paramount Capital,(2) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the managing member to each of Select I,(3) and Select II, limited liability companies established in Delaware. Paramount Capital is the Investment Manager to Select Ltd,(4) a Cayman Islands exempted company.

               Dr. Rosenwald, Paramount Capital, Select I, Select II and Select Ltd. and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Paramount Capital's, Select I, and Dr. Rosenwald's business address is 787 Seventh Avenue, 48th Floor, New York, New York, 10019. The business address for Select Ltd. is c/o Fortis Fund Services Cayman Limited, Grand Pavilion Commercial Center, 802 West Bay Road, Grand Cayman, Cayman Islands.

ITEM 2(c).     CITIZENSHIP:

               Dr. Rosenwald is a citizen of the United States of America.

----------
(2) Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

(3) Please see attached Exhibit C indicating the general partner to each of Aries Domestic and Aries II and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

(4) Please see attached Exhibit D indicating the investment manager of the Aries Fund and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.001 per share.

ITEM 2(e).     CUSIP NUMBER: 254668106

ITEM 3.        |X| CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO
               RULE 13d-1(c)

ITEM 4.        OWNERSHIP

               For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

Material to be Filed as Exhibits:

Exhibit A -

               Copy of an Agreement between Dr. Rosenwald, Paramount Capital, Select I, and Select Ltd. to file this Statement on Schedule 13G on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Select I and Select
               II and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Select Ltd. and information called for by Items 2-6 of this statement relating to said officers and directors.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 12, 2002                By: /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
New York, NY                               Name:  Lindsay A. Rosenwald, M.D.
                                           Title: Chairman


                                        ARIES SELECT I LLC
                                        By Paramount Capital Asset
                                        Management, Inc.,
                                        Managing Member

Dated: February 12, 2002                By:  /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
New York, NY                               Name:  Lindsay A. Rosenwald, M.D.
                                           Title: Chief Executive Officer


                                        ARIES SELECT, LTD.
                                        By Paramount Capital Asset
                                        Management, Inc.
                                        Investment Manager

Dated: February 12, 2002                By:  /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
New York, NY                            Name:  Lindsay A. Rosenwald, M.D.
                                        Title: Chief Executive Officer

Dated: February 12, 2002                By:  /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
New York, NY                            Name:  Lindsay A. Rosenwald, M.D.

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Discovery Laboratories, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated: February 12, 2002                By:  /s/ Lindsay A. Rosenwald, M.D.
New York, NY                               -------------------------------------
                                           Name:  Lindsay A. Rosenwald, M.D.
                                           Title: Chairman


                                        ARIES SELECT I LLC
                                        By Paramount Capital Asset
                                        Management, Inc.,
                                        Managing Member

Dated: February 12, 2002                By:  /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
New York, NY                               Name:  Lindsay A. Rosenwald, M.D.
                                           Title: Chief Executive Officer


                                        ARIES SELECT, LTD.
                                        By Paramount Capital Asset
                                        Management, Inc.
                                        Investment Manager

Dated: February 12, 2002                By: /s/ Lindsay A. Rosenwald, M.D.
                                           ------------------------------------
New York, NY                               Name:  Lindsay A. Rosenwald, M.D.
                                           Title: Chief Executive Officer

Dated: February 12, 2002                By:  /s/ Lindsay A. Rosenwald, M.D.
                                           -------------------------------------
New York, NY                               Name: Lindsay A. Rosenwald, M.D.

                                    EXHIBIT B

The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

NAME                                    PRINCIPAL OCCUPATION OR
                                        EMPLOYMENT

Lindsay A. Rosenwald, M.D.              Chairman of the Board and Chief
                                        Executive Officer and sole shareholder,
                                        Paramount Capital Asset Management,
                                        Inc., Paramount Capital Investments LLC
                                        and Paramount Capital, Inc.

Mark C. Rogers, M.D.                    President of Paramount Capital Asset
                                        Management, Inc., Paramount Capital
                                        Investments, LLC, and Paramount
                                        Capital, Inc.

Peter Morgan Kash                       Director of Paramount Capital Asset
                                        Management, Inc., Senior Managing
                                        Director, Paramount Capital, Inc.

Dr. Yuichi Iwaki                        Director of Paramount Capital Asset
                                        Management, Inc., Professor, University
                                        of Southern California School of
                                        Medicine

Item 2.

During the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Paramount Capital's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT C

The name and principal occupation or employment of the General Partner of Aries Domestic and Aries II, which are located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, is as follows:

NAME                                    PRINCIPAL  OCCUPATION  OR EMPLOYMENT
Paramount Capital Asset                 General Partner
Management, Inc

Exhibit B is hereby incorporated by reference.

Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Domestic's and Aries II's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Domestic's and Aries II's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.

                                    EXHIBIT D

The name and principal occupation or employment, which in the case of Paramount Capital Asset Management, Inc. is located at 787 Seventh Avenue, 48th Floor, New York, New York, 10019, of each executive officer and director of Aries Fund is as follows:

PRINCIPAL OCCUPATION                    NAME
OR EMPLOYMENT

Paramount Capital Asset                 Investment Manager
Management, Inc.

Fortis Fund Services Cayman Limited     Administrator
Grand Pavilion Commercial Center
802 West Bay Road
Grand Cayman, Cayman Islands

Exhibit B is hereby incorporated by reference.

Item 2.

During the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Additionally, during the five years prior to the date hereof, the above person (to the best of Aries Fund's knowledge) has not been a party to a civil proceeding, of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

Please refer to Items 3-6 herein reporting the beneficial ownership.